                     Amendment No. 3 to Rights Agreement
                     -----------------------------------


     This amendment, dated June 16, 1994, amends the Rights Agreement dated as of March 9, 1988, as amended by Amendment No. 1 dated as of May 2, 1988 and Amendment No. 2 dated as of February 24, 1989 (the "Rights Agreement"), between Brown & Sharpe Manufacturing Company, a Delaware corporation (the "Company"), and The First National Bank of Boston, as Rights Agent (the "Rights Agent"). Terms defined in the Rights Agreement and not otherwise defined herein are used herein as so defined.

                             W I T N E S S E T H
                             -------------------

     WHEREAS, the Company intends shortly to enter into an Acquisition Agreement to be dated as of June 10, 1994 with Finmeccanica S.p.A., an Italian corporation ("FM"), pursuant to which the Company shall acquire the metrology business of FM and FM shall receive shares of the Company's Class A Common Stock (the "Shares").

     WHEREAS, pursuant to Section 26 of the Rights Agreement, the Board of Directors desire to amend certain provisions of the Rights Agreement to permit the acquisition of the Shares by FM without FM becoming an Acquiring Person as a result thereof.

     NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

     1. Section 1(a) of the Rights Agreement is amended and restated in its entirety as follows:

          (a) The term "Acquiring Person" shall mean any Person who or which, together with all Affiliates of such Person, shall be the Beneficial Owner of 20% or more of the outstanding shares of Common Stock of the Company, but shall not include (i) the Company, any Wholly Owned Subsidiary of the Company, or any employee benefit plan of the Company, or any trustee of, or member of a committee having voting or investment power over shares of Common Stock of the Company held by, any employee benefit plan of the Company acting in such capacity, or (ii) Finmeccanica, S.p.A., an Italian corporation ("Finmeccanica"), so long as Finmeccanica does not beneficially own shares of Common Stock other than (A) 3,450,000 shares of Class A Common Stock acquired at the closing under the Acquisition Agreement dated as of June 10, 1994 to be entered into between the Company and Finmeccanica (the "DEA Acquisition Agreement"), (B) such additional shares of Class A Common Stock as Finmeccanica may receive as a purchase price adjustment pursuant to Section 1.4 of the DEA Acquisition Agreement, and (C) such additional
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     shares of Class A Common Stock as Finmeccanica may receive in accordance with Article III of the Shareholders Agreement attached as Exhibit 2.3 to the Acquisition Agreement, which Shareholders Agreement will be entered into between Brown & Sharpe and Finmeccanica in connection with the closing under the DEA Acquisition Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to the Rights Agreement to be duly executed as of the day and year first above written.

                         BROWN & SHARPE MANUFACTURING
                           COMPANY



                         By: /s/ Charles A. Junkunc
                             ----------------------------------
                             Charles A. Junkunc, Vice President

Attest:



By: /s/ James W. Hayes, III
    ------------------------------
    James W. Hayes, III, Secretary


                         THE FIRST NATIONAL BANK OF BOSTON, as
                           RIGHTS AGENT



                         By: /s/ Kenyon Bissell
                             -----------------------------------
                             Title: Administration Manager


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